                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


  (check one)  [ x ] Form 10-K and Form 10-KSB     [ ] Form 11-K

  [ ] Form 20-F    [ ]  Form 10-Q and Form 10-QSB  [ ] Form N-SAR

         For period ended December 31, 2000
                          ------------------------------------

[ ] Transition Report on Form 10-K and Form KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

         For the transition period ended
                                        ----------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
                                                        ----------------------

------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: eLocity Networks Corporation
                         ----------------------------

Former name if applicable: Chattown.com Networks, Inc.
                           ---------------------------

Address of principal executive office (Street and Number)
200 South Washington Blvd., Suite 9
-----------------------------------

City, State and Zip Code Sarasota, Florida 34236
                         -----------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b)  The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company's financial statements could not be completed on a timely basis.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

          Thomas Clay              (941)                  957-1009
          -----------           -----------          ------------------
           (Name)               (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                   [ X ] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [ X ] Yes [ ] No

         The Company discontinued its operations in the second quarter of 1999. In April 2000, the Company acquired Value Plus Marketing, Inc. As a consequence of that acquisition, the Company's operating revenue increased substantially in the fiscal year ended December 31, 2000, compared to its operating revenue for the fiscal year ended December 31, 1999.



                          ELOCITY NETWORKS CORPORATION
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:   03/29/01                           BY: /s/ Thomas Clay
         ---------------                        --------------------------
                                                Thomas Clay, President



                                     - 3 -